Exhibit 3.1

SL GREEN REALTY CORP.

FIRST AMENDMENT TO FIFTH AMENDED AND RESTATED BYLAWS

Effective May 11, 2020, the Fifth Amended and Restated Bylaws of SL Green Realty Corp (the “Corporation”) are hereby amended by deleting Section 2.01 thereof in its entirety and replacing it with the following:

Section 2.01      PLACE. All meetings of stockholders shall be held at the principal office of the Corporation or at such other place as shall be determined by the Board of Directors and stated in the notice of the meeting. In accordance with, and subject to, applicable law, the Board of Directors may determine that a meeting of stockholders not be held at any place but instead may be held solely by means of remote communication.

The Fifth Amended and Restated Bylaws, as amended by this First Amendment, shall be the Bylaws of the Corporation until further amended or amended and restated.